Form 40-F ☐
UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: January 2025

Commission File Number: 001-37959

trivago N.V.

(Exact Name of Registrant as Specified in Its Charter)

Kesselstraße 5 - 7

40221 Düsseldorf

Federal Republic of Germany

+49 211 54065110

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

On January 27, 2025, trivago N.V. (the "Company") received the resignation of Robin Harries as Managing Director and Chief Financial Officer, effective July 31, 2025. Robin Harries has chosen to resign to pursue an exciting new opportunity outside the travel industry. The Company's Supervisory Board will immediately begin the search for a suitable successor. Until his departure, Robin Harries will continue to serve diligently as Managing Director and CFO. His resignation is not due to any disagreement or dissatisfaction with the Company’s operations, practices or performance, but rather a decision to take on a unique professional challenge.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

trivago N.V.
Date: January 27, 2025	By:	/s/ Johannes Thomas
Johannes Thomas
(Chief Executive Officer)